Exhibit (d)2(h)

INVESTMENT SUBADVISORY AGREEMENT AMENDMENT

between

MASON STREET ADVISERS, LLC

and

T. ROWE PRICE ASSOCIATES, INC.

This AMENDMENT is made as of April 1, 2007 to the Investment Subadvisory Agreement dated as of May 1, 2003 (the “Agreement”) by and between Mason Street Advisors, LLC (the “Adviser”), a limited liability company organized under the laws of the State of Delaware and T. Rowe Price Associates, Inc. (the “Subadviser”), a corporation organized and existing under the laws of the State of Maryland. In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	CHANGE TO SCHEDULE A

Pursuant to Article 14 of the Agreement, Schedule A of the Agreement which includes the Fee Schedule for the T. Rowe Price Equity Income Portfolio, is hereby amended as specified in the Schedule A attached to this Amendment.

2.	INVESTMENT SUBADVISORY AGREEMENT

In all other respects, the Agreement is confirmed and remains in full force and effect.

3.	EFFECTIVE DATE

This Amendment shall become effective as of the date of this Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first mentioned above.

MASON STREET ADVISORS, LLC MANAGEMENT, LLC	T. ROWE PRICE ASSOCIATES, INC.

By:	By:
Name:	Name:	Darrell N. Braman
Title:	Title:	Vice President

SCHEDULE A

Fee Schedule

T. Rowe Price Equity Income Portfolio:

Average Daily Net Assets	Annual Rate
$0 to $250 million	0.40%
$250 to $500 million	0.375%
Amounts over $500 million	0.35%